# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CS Disco, Inc., CIK 0001625641
CUSIP: 126327105
Title of class of securities: Common Stock, par value $0.005
Address of issuer's principal executive offices: 111 Congress Ave., Suite 900, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-036977
Filed by CIK 0001870342

## Reporting persons
- Kiwi Camara: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,929,555; shared voting power 0; sole dispositive power 3,929,555; shared dispositive power 0; aggregate amount beneficially owned 3,929,555 (6.6% of the class)
  Comment: This percentage is calculated based upon 59,908,766 shares of common stock outstanding as of October 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

## Item 1. Issuer
Name of issuer: CS Disco, Inc.
Address of issuer's principal executive offices: 111 Congress Ave., Suite 900, Austin, TX 78701

## Item 2. Person Filing
Name of person filing: Kiwi Camara
Address of principal business office or, if none, residence:
200 Congress Avenue #42SU
Austin, TX 78701
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,929,555
Percent of class: 6.6%
Sole power to vote or to direct the vote: 3,929,555
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,929,555
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kiwi Camara: /s/ Kiwi Camara, Kiwi Camara (02/14/2025)